Exhibit 99.2

Manual for the Attendance of Shareholders

General Shareholders' Meeting

May
22
2020

Index

MESSAGE FROM THE MANAGEMENT	1
GUIDANCE FOR ATTENDANCE	2
Date Time and Place
Who may attend the General Meeting
Quorum for the holding
How to attend the General Meeting
Documentation required
1) Digital Platform
2) Distance Voting
Additional Clarifications
MATTERS TO BE RESOLVED ON	7
ANNEX I - Participation Register	8
ANNEX II - FORM OF DVB FOR THE AGM	9
ANNEX II - FORM OF DVB FOR THE EGM	14

Dear Shareholders,

 In order to facilitate and encourage your participation in the Annual ("AGM") and Extraordinary ("EGM") General Meetings of Suzano SA ("Suzano" or "Company"), to be held, cumulatively ("AEGM"), on May 22, 2020, at 9:30 a.m., only in digital form, we have prepared this Shareholder Manual (“Manual”)..

This document is in line with the principles and good corporate governance practices adopted by the Company, although the full and attentive reading of the other documents related to the AEGM is not waived, especially the Management Proposal, prepared under the Brazilian Securities and Exchange Commission (“CVM”) rules and the Law No. 6,404/1976, as amended (“Brazilian Corporation Law”), and available on Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br).

On behalf of the Company’s Management, we invite the Shareholders to attend and express their opinion in the AEGM. However, considering current public health scenario resulting from the COVID-19 pandemic, the Management of the Company, aiming to ensure the integrity, health and safety of its shareholders and other representatives required to hold a general meeting, decided to hold the AEGM only in digital form pursuant to CVM Instruction 481, as of December 17, 2019, as amended (“ICVM 481”), including in accordance with the amendments introduced by CVM Instruction No. 622, as of April 17, 2019 2020 (“ICVM 622”). Without prejudice to the participation in the AEGM through a digital platform as detailed below in this Manual, the Company also strongly encourages the Shareholders to use alternative voting mechanisms, in particular by means of using the Distance Voting Ballot, also further detailed in this Manual.

Suzano reiterates that it embraces its responsibility to continue supplying Brazil and the world with pulp, paper and sanitary papers, essential raw materials or critical items for the hospitals, pharmaceuticals, food, personal care, among others sectors, because Suzano believes that it is only good for the Company if it is good for the world.
Yours Sincerely,

David Feffer	Walter Schalka
Chairman of the Board of Directors	Chief Executive Officer

DATE AND TIME
Friday, May 22, 2020, at 09:30 a.m. (GTM-03:00)

WHERE
Only in digital form in accordance with ICVM 481 as hereinafter detailed.

QUORUM FOR THE HOLDING
The AEGM shall be held on first call with the presence of at least one fourth (1/4) of the capital stock.

WHO MAY ATTEND
All the shareholders who holds common registered shares issued by Suzano may attend the AEGM on their own behalf or by legal representatives or attorneys-in-fact duly appointed under the current legislation and as per the guidance contained in this Manual.

Attendance of Holders of American Depositary Shares (“ADSs”)
The holders of ADSs may attend the AEGM, in which they will be represented by The Bank of New York Mellon (“BNY”), as the depositary financial institution, in compliance with the terms and procedures established in the “Deposit Agreement” entered into with Suzano. BNY shall send the voting cards (attorneys-in-fact) to the holders of ADS so they may exercise their voting rights and be represented in the AEGM through their representative in Brazil.

The registration date of the New York Stock Exchange to proceed with the distribution of the statement of power of attorney and the voting materials to the holders of ADSs is March 25, 2020 considering the original call notice date for the AEGM.

HOW TO ATTEND
The Company’s shareholders may attend the AEGM in two manners: (i) through a digital platform to be made available by the Company for access on the AEGM day and time as detailed herein below in this Manual; or (iii) through the distance voting, under ICVM 481.

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DOCUMENTATION REQUIRED

(1) Digital Platform

For the purposes of attendance through a digital platform to be accessed on the AEGM day and time (“Digital Platform”), interested shareholders must express their interest by sending an email until 9:30 a.m. of May 20, 2020 to the email address ri@suzano.com.br with the information contained in Annex I to this Manual, together with (i) proof of ownership of Company’s shares issued no more than four (4) business days prior to the date of the AEGM by the stock transfer agent or custody agent; and (ii) the applicable documents below (“Participation Register”):

(a) Individuals: copy of the valid identity document with photo, or, if applicable, valid identity document of the attorney-in-fact and the respective power-of-attorney.

(b) Legal Person: copy of the valid identity document with photo of the legal representative and copy of the respective representation documents, including the power of attorney and copy of the organizational documents and of the minutes of election of managers.

(c) Investment Fund: copy of the valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current bylaws of the fund, bylaws or articles of association of its administrator or manager, as applicable, and minutes of election of the managers of the administrator or manager.

(d) Attendance by Attorney-in-Fact: The attorney-in-fact shall have been appointed less than one (1) year ago, and qualify himself as shareholder or manager of the Company, lawyer enrolled with the Attorneys’ Bar in force or financial institution

In accordance with Official Letter/CVM/SEP/No. 02/2020, Shareholders that are legal persons may be represented in the AEGM by their legal representatives or agents duly appointed pursuant to the articles of incorporation of said company and with the rules of the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney.

Similarly, shareholders that are investment funds, pursuant to the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the AEGM by their legal representatives or agents duly appointed by their manager or administrator, pursuant to their regulations, bylaws or articles of association of their manager or administrator, as applicable.

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Considering the current public health scenario resulting from the COVID-19 pandemic and seeking to ensure the health and integrity of our shareholders, our teams, their families and the whole of society, at the same time that we seek to facilitate and encourage the participation of the Shareholders in the AEGM, formalities for certification of signatures, authentication, notarization, consularization, apostille or sworn translation are exempted in relation to the documents indicated above, being sufficient, in the latter case, their free translation into Portuguese. It should be noted that documents in English and Spanish are exempt even from free translation.

Once the representation documents sent in accordance with the above are found to be in order, information and guidelines for accessing the Digital Platform, including, but not limited to, the password, will be sent up to two (2) hours before the starting time of the AEGM to each shareholder (or the respective Attorney, as the case may be) that has made the regular Participation Register. Such information and guidance will be forwarded exclusively to the e-mail address informed in the Participation Register, regardless of the e-mail address used by the shareholder (or the respective Attorney, as the case may be) to send the documents and information for purposes of performing such registration.

 In case of need for documentary complementation and/or additional clarifications in relation to the documents sent for the purposes of the Participation Register, the Company will contact the shareholder (or the respective Attorney, as the case may be) to request such documentary complementation and/or additional clarifications in a timely manner that allows the sending of information and guidelines for access to the Digital Platform within the period referred to above.

 Pursuant to article 5, paragraph three, of ICVM 481 as introduced by ICVM 622, the Company clarifies that, in case no interest is expressed by the shareholder (or the respective Attorney, as the case may be) in participating in the AEGM under the terms established above until 9:30 a.m. of May 20, 2020 or in case requests for documentary complementation and/or additional clarifications referred to in the previous paragraph are not satisfied in order to attest the regularity of shareholder representation, the shareholder participation in the AEGM through the Digital Platform will not be possible.

 The Company also highlights that the information and guidelines for accessing the Digital Platform, including, but not limited to, the password, are unique and non-transferable, being the shareholder (or the respective Attorney, as the case may be) fully responsible for the possession and confidentiality of the information and guidelines transmitted by the Company under the terms of this Manual.

The Company also requests that, on the day of the AEGM, the qualified shareholders access the Digital Platform at least 30 minutes before the scheduled start time, in order to allow the validation of access and participation of all shareholders that will use it. Access to the AEGM will not be allowed after it starts.

Finally, the Company clarifies that it is not and will not be responsible for any operational or connection issues of the shareholders, as well as for any other issues external to the Company that may difficult or prevent the shareholder to participate in the AEGM through the Digital Platform.

(2) Distance Voting

Pursuant to Articles 21-A et. seq. of ICVM 481/09, the Company’s shareholders may also exercise the vote in general meetings through the distance voting, to be formalized in an electronic document named “Distance Voting Ballot” (“DVB”), the forms of which are included as Annex I and Annex II in this Manual and available at the Company’s website (www.suzano.com.br/ri) in the area of Documents delivered to CVM - 2020 Meetings and also at CVM’s website (www.cvm.gov.br) and B3’s website (http://www.b3.com.br ).

It must be clarified that under the regulation in force, the shareholders who opt for the DVB voting, if they desire to vote both on the matters of the AGM and the EGM, they shall send separate DVBs for each meeting in the form of Annexes I and II hereto respectively, even though such meetings are held cumulatively.

The DVB may be made in three ways:

(i) by transmitting the instructions on how to fill in the DVB for its custodians, if the shares are deposited in a central depository;

(ii) by transmitting the instructions on how to fill in the DVB to the financial institution engaged by the Company to provide the securities bookkeeping services, if the shares are not deposited in a central depository; or

(iii) directly to the Company, by mail or e-mail, to the addresses indicated above.

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The voting instructions shall be received by the custodian agent, the stock transfer agent or the Company up to seven (7) days before the date of the AEGM, that is, until May 15, 2020 (inclusive), unless a different term is established by its custodian agents or the stock transfer agent. In case of direct delivery to the Company (even by e-mail), the DVB duly initialed and signed shall be accompanied of the other documents indicated in item (1) above, including, without limitation, proof of the ownership of Company’s shares, being the DVB and such documents also exempted of the formalities for certification of signatures, authentication, notarization, consularization, apostille or sworn translation, being sufficient, in the latter case, their free translation into Portuguese. It should be noted that documents in English and Spanish are exempt even from free translation.

After the term for the distance voting, that is May 15, 2020 (included), unless a different term is established by its custodian agents or the stock transfer agent, the shareholders may not change the voting instructions sent, except at the AEGM itself by means of participation through the Digital Platform, when they may specifically request to disregard the voting instructions sent by DVB, before the respective matter is submitted to voting.

Once again, considering the delicate moment through which we all are going, due to the COVID-19 pandemic, the Company’s Management, valuing the integrity, health and safety of our teams, their family members and the whole society, strongly encourages the Shareholders to use this particular modality of voting, giving priority to the options referred to in items (i) and (ii) above (i.e. transmission of the DVB to the stock transfer agent). In case the option adopted is the delivery of the DVB directly to the Company, the Management requests them to send the documents mentioned in the previous paragraph preferably to the e-mail addresses walnerj@suzano.com.br, cesteves@suzano.com.br and ivabueno@suzano.com.br.

Resubmission of the DVB

According to the communication received by the Company, the shareholder BNDES Participações S.A. - BNDESPAR (“BNDESPAR”) appointed, pursuant to article 21-L, item I, of ICVM 481, Mr. Hélio Lima Magalhães as a candidate to the Board of Directors to be voted in separate election pursuant to Article 141, paragraph 4, of the Brazilian Corporate Law.

Due to the request made by BNDESPAR, the Management of the Company proposed the Board of Directors to be composed of ten (10) members, all with term of two (2) years and may extend until the investiture of new members as may be elected as provided in the Bylaws of the Company and in Brazilian Corporate Law.

 In virtue of the above, the DVB for the AGM will also be amended on the present date to include (i) the new number of members that will comprise the Company's Board of Directors, from nine (9) to ten (10) members; and (ii) the inclusion of a specific placement for separate election of the candidate to the Board of Directors appointed by BNDESPAR.

Therefore, any voting instructions that have already been sent by means of DVBs until April 30, 2020, date of resubmission of the DVB, in attention and under the terms of the original AEGM call, will be maintained in full force and effect for all purposes, being the corresponding votes considered valid and computed normally, according to the guidance contained in item 7.1.6.b of OFÍCIO CRICULAR/CVM/SEP/No. 2/2020 (“Circular Letter”). Hence, if a shareholder has already voted through the DVB in favor of a Board of Directors comprised of 9 (nine) effective members, there will be no need to send a new voting instruction, if such shareholder wishes to keep the voting instruction previously sent. However, it should be noted that, if such shareholder wishes to send a new DVB to the AGM to replace the previous one, the shareholder may do so until May 15, 2020 (inclusive), a term that corresponds to seven (7) days before the new AEGM date, in compliance with the provisions of article 21-B of ICVM 481. In this case, it is recommended that the shareholder forward the new DVB to the same service provider previously used, avoiding thus, the voting instructions to be considered in conflict.

ADDITIONAL CLARFICIATION

Voting rights
Each common share issued by the Company entitles to one vote on the resolutions of the AEGM’s agenda. Also, pursuant to Article 141 of the Brazilian Corporation Law, only the shareholders who may prove the continuous ownership of the equity interest required by the Bylaws and the laws in force for a minimum period of three (3) years immediately prior to the holding of the AEGM may participate in any separate election of a member of the Board of Directors.

In addition to the foregoing, we remind that, under CVM Instruction No. 165/91, with changes introduced by CVM Instruction No. 282/98, the minimum percentage of interest in the Company’s voting capital necessary to require a multiple vote process is five per cent (5%).

The requirement of said multiple vote process for the election of members of the Board of Directors shall be submitted in writing to the Company within forty-eight (48) hours before the date scheduled for holding the AEGM hereby convened.

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In the multiple vote procedures, each share shall have as many votes as there are positions to be filled, and the shareholder may concentrate them in one candidate or distribute them among several candidates.

Information on the establishment of the Fiscal Council and election of its members
Pursuant to Article 24 of Suzano’s Bylaws, the Fiscal Council is the non-permanent operating body and may established at the request of shareholders who represent at least 2% of the Company’s common shares, under CVM Instruction 324/00.

Under the same aforementioned article 24 and the §1 of Article 161 of the Brazilian Corporation Law, the Company’s Fiscal Council, if established, shall be composed of three (3) to five (5) effective members and an equal number of alternates, elected by the general meeting for an office of one (1) year.

If its establishment is required, minority shareholders representing at least 10% or more of the common shares issued by the Company shall be entitled to elect, in a separate voting, one (1) effective member and the respective alternate, and the other shareholders shall be entitled to elect the other members.

TALK TO IR
For further information, the Investor Relations Board of Executive Officer of Suzano is at your disposal to any additional clarification through the telephone number (+55 11) 3503-9414 or by e-mail ri@suzano.com.br.

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Matters to be

Under the Call Notice to be published on the Official Gazette of the State of Bahia and on the newspapers “Correio da Bahia” and “Estado de São Paulo”, and available on the Company’s website (www.suzano.com.br/ri) in the area Documents delivered to CVM - 2020 Meetings and further, on CVM’s website (www.cvm.gov.br) and B3’s website (http://www.b3.com.br), the agenda of the AEGM is composed of the matters indicated below:

1.       Annual General Meeting:

1.1       To examine the management accounts related to the fiscal year ended 12/31/2019;

1.2       To examine, discuss and vote on the financial statements of the Company for the fiscal year ended 12/31/2019, and to review the management report for said fiscal year;

1.3       To set the number of members comprising the Board of Directors;

1.4       To resolve on the election of the members of the Board of Directors; and

1.5       To set the overall annual compensation of the Management and Fiscal Council, if established, of the Company;

2.       Extraordinary General Meeting:

2.1       To approve the Protocol and Justification entered into on April 20, 2020, by the Company’s management and Suzano Participações do Brasil Ltda., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, ZIP Code 08.613-900, enrolled with CNPJ/ME under number 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6 in session of November 04, 2015 (“Suzano Participações”), as amended on April 22 2020, with the terms and conditions for the merger of Suzano Participações by Suzano (“Merger”) (“Merger Agreement”);;

2.2       To ratify the appointment and hiring of PricewaterhouseCoopers Auditores Independentes (“PwC”), engaged to determine the net equity of Suzano Participações, pursuant to the Law;

2.3       To approve the appraisal report on the net equity of Suzano Participações, at its book value, prepared by PwC in compliance with the accounting and legal standards, criteria and requirements (“Appraisal Report”);

2.4       To approve the Merger of Suzano Participações by the Company, under the terms and conditions set forth in the Merger Agreement and the consequent dissolution of Suzano Participações; and

2.5       To authorize the Company’s management to take all measures that are necessary to completion of the Merger, pursuant to the applicable law.

* * *

Shareholders' General Meeting 6

Annex I

Participation Register

Individuals
Full name:
Tax ID (CPF/ME):
Phone:
E-mail:
Complete address:
No. of shares:

Legal Person / Investment Fund
Legal Person / Investment Fund Identification
Corporate name:
Tax ID (CNPJ/ME):
No. of shares:
Legal Representative Identification
Full name:
Tax ID (CPF/ME):
Title (e.g. Director, Attorney-in-fact, etc.):
Phone:
E-mail:
Complete address:

Attorney-in-Fact
Attorney-in-Fact Identification
Full name:
Tax ID (CPF/ME):
Phone:
E-mail:
Complete address:
Identification of the Grantor, if an Individual
Full name:
Tax ID (CPF/ME):
No. of shares:
Identification of the Grantor, if a Legal Person / Investment Fund
Corporate name:
Tax ID (CNPJ/ME):
No. of shares:

Shareholders' General Meeting 11

Annex II

Form of DVB for AGM

DISTANCE VOTING BALLOT

AGM HELD ON MAY 22, 2020

SUZANO S.A. (“Company”)

Shareholder’s Name:
Shareholder’s CNPJ or CPF:

Instructions on how to cast your vote:

If the shareholder chooses to exercise his right to a distance voting right, pursuant to CVM Instruction 481/2009, as amended (“ICVM 481”), he must complete this Distance Voting Ballot (“DVB”), which will only be considered valid and the votes cast here counted in the quorum of the Annual General Meeting (“AGM”) of the Company, if the following instructions are observed: (i) all fields must be filled in correctly. If any field is not completed or crossed-out, it will be disregarded; (ii) all pages must be initialed; and (iii) the last page must be signed by the voting shareholder or by their representative in the case of legal persons. Failure to complete any voting field does not render the DVB void, but merely annuls the respective item. Only votes cast through duly completed voting fields will be counted.

Instructions for sending your DVB, indicating the delivery process by sending it directly to the Company or through a qualified service provider or custody agent:

In order for this DVB to be considered delivered and consequently counted, the DVB and other necessary documents as mentioned below must be received by the Company up to 7 days before the AGM, that is, until May 15, 2020 (inclusive). Thus, the shareholder who chooses the distance voting must send the DVB and such documents using one of the following alternatives:

1) Submission to the Service Provider: the shareholder must transmit the instruction to complete this DVB to the service provider of the shares issued by the Company (Itaú Corretora de Valores S.A.), if the shares are not deposited in a central depository, pursuant to the established terms and procedures and the documents required by the service provider and in the applicable regulation.

2) Submission to the custody agent: the shareholder must transmit the instruction to complete this DVB to the custody agent of its shares, pursuant to the established terms and procedures and the documents required by the custody agent and in the applicable regulation.

3) Submission directly to the Company: shareholders that opt to exercise their distance voting right directly with the Company must submit the following documents: (i) for individuals: copy of an identity document with photograph, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document; (ii) for legal entities: copy of the articles or association or bylaws, as applicable, the corporate documents attesting to the powers of representation of the shareholder and/or the powers to sign of those signing the DVB, and a copy of an identity document with photograph of such representatives, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document; and (iii) for Investment funds: consolidated bylaws, bylaws or articles of association, as applicable, of the administrator or manager, the corporate documents attesting to the powers of representation, and a copy of an identity document with photograph of its representative, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document. The DVB and other documents will only be received until May 15, 2020 (inclusive).

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Postal and e-mail address to send the DVB, if the shareholder chooses to deliver the document directly to the Company:

Shareholders may submit digital copies of the DVB and necessary documents via e-mail to walnerj@suzano.com.br, cesteves@suzano.com.br and ivabueno@suzano.com.br. DVBs will be received until May 15, 2020 (inclusive).

Indication of the institution hired by the Company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number:

ITAÚ CORRETORA DE VALORES S.A. Av. Brigadeiro Faria Lima, 3.500, 3rd floor, Itaim Bibi, São Paulo, SP ZIP Code 04538-132 Phone: +55 11 3003-9285 (capital and metropolitan regions) Phone: 0800 7209285 (other locations) E-mail: atendimentoescrituracao@itau-unibanco.com.br.

The data above were inserted only so that the shareholder has a channel to clarify any doubts regarding the submission of the DVB to the service provider, and only the DVBs presented to the service provider within the terms and according to the established procedures, as well as the documents required by the service provider and in accordance with applicable regulations will be considered valid.

Resolutions / Issues concerning the AGM:
Simple Resolution 1. To approve the management accounts related to the fiscal year ended 12/31/2019: [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. To approve the financial statements of the Company for the fiscal year ended 12/31/2019, and to review the management report for said fiscal year:

[ ] Approve [ ] Reject [ ] Abstain

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Simple Question 5. Do you want to request the adoption of multiple voting for the election of the Board of Directors, pursuant to art. 141 of Law No. 6,404 of 1976? [ ] Yes [ ] No [ ] Abstain

Election of the Board of Directors by unique slate

Total members to be elected: 10

Slate 1 :

David Feffer

Claudio Thomaz Lobo Sonder

Daniel Feffer

Ana Paula Pessoa

Maria Priscila Rodini Vansetti Machado

Nildemar Secches

Rodrigo Kede de Freitas Lima

Rodrigo Calvo Galindo

Paulo Rogerio Caffarelli

6. Indication of all the names that comprise the slate(The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate voting of a member of the Board of Directors and the separate voting mentioned in these fields occurs) – Slate 1.

[ ] Approve [ ] Reject [ ] Abstain

7. If one of the candidates comprising the chosen slate fails to join, may the votes corresponding to their shares continue to be conferred on the single slate?

[ ] Yes [ ] No [ ] Abstain

8. In the event that the multiple voting election process be adopted, should the votes corresponding to your shares be distributed in equal percentages by the candidates you have chosen? (If the shareholder chooses to “abstain” and the election occurs through the multiple voting process, his vote must be counted as abstain in the respective meeting resolution.)

[ ] Yes [ ] No [ ] Abstain

9. List of all candidates to indicate the percentage (%) of votes to be attributed:

David Feffer [ ] %

Claudio Thomaz Lobo Sonder [ ] %

Daniel Feffer [ ] %

Ana Paula Pessoa [ ] %

Maria Priscila Rodini Vansetti Machado [ ] %

Nildemar Secches [ ] %

Rodrigo Kede de Freitas Lima [ ] %

Rodrigo Calvo Galindo [ ] %

Paulo Rogerio Caffarelli [ ] %

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Simple Resolution 13. To set the overall annual compensation of the Management and Fiscal Council, if held, of the Company in accordance with the Management Proposal [ ] Approve [ ] Reject [ ] Abstain
Simple Question 14. Do you want to request the instatement of the Company’s Fiscal Council, pursuant to Article 161 of Law No. 6,404 of 1976? [ ] Yes [ ] No [ ] Abstain

Simple Resolution

15. Appointment of candidates for the Fiscal Council (the shareholder may appoint as many candidates as there are vacancies to be filled in the general election):

Luiz Augusto Marques Paes / Roberto Figueiredo Mello

[ ] Approve [ ] Reject [ ] Abstain

Rubens Barletta / Luiz Gonzaga Ramos Schubert

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

16. Appointment of candidates for the Fiscal Council by minority shareholders holding voting shares (the shareholder shall fill in this field if he left the general election field blank):

Eraldo Soares Peçanha / Kurt Janos Toth

[ ] Approve [ ] Reject [ ] Abstain

Simple Question

17. In the event of a second call for these Annual General Meeting, may the voting instructions in this DVB also be considered for the holding on second call of the Annual General Meeting?

[ ] Yes [ ] No [ ] Abstain

Simple Question

18. Do you want to request the adoption of separate voting for the election of the Board of Directors, pursuant to art. 141 of Law 6,404 of 1976? (The shareholder may only fill in this field if he continuously holds the shares with which he votes during the three months immediately prior to the general meeting. If the shareholder chooses to “no” or “abstain”, his shares will not be counted to request the separate voting of a member of the Board of Directors).

[ ] Yes [ ] No [ ] Abstain

Simple Resolution

19. To set at ten (10) the number of members to be elected for the next term of office of the Board of Directors, pursuant to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

Separate voting of the Board of Directors – Common (B)

20. Nomination of candidates to the Board of Directors by minority shareholders holding voting shares (the shareholder may only fill in this field if he continuously holds the shares with which he votes during the three months immediately prior to the general meeting.)

Hélio Lima Magalhães

[ ] Approve [ ] Reject [ ] Abstain

Shareholders' General Meeting 10

DISTANCE VOTING BALLOT

AGM HELD ON MAY 22, 2020

SUZANO S.A.

City: _________________________________________________________________

Date: ________________________________________________________________

Signature: _____________________________________________________________

Shareholder’s Name: _____________________________________________________

Telephone: ____________________________________________________________

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Annex III

Form of DVB for EGM

DISTANCE VOTING BALLOT

EGM HELD ON MAY 22, 2020

SUZANO S.A. (“Company”)

Shareholder’s Name:
Shareholder’s CNPJ or CPF:

Instructions on how to cast your vote:

If the shareholder chooses to exercise his right to a distance voting right, pursuant to CVM Instruction 481/2009, as amended (“ICVM 481”), he must complete this Distance Voting Ballot (“DVB”), which will only be considered valid and the votes cast here counted in the quorum of the Extraordinary General Meeting (“EGM”) of the Company, if the following instructions are observed: (i) all fields must be filled in correctly. If any field is not completed or crossed-out, it will be disregarded; ii) all pages must be initialed; and iii) the last page must be signed by the voting shareholder or by their representative in the case of legal persons. Failure to complete any voting field does not render the DVB void, but merely annuls the respective item. Only votes cast through duly completed voting fields will be counted.

Instructions for sending your DVB, indicating the delivery process by sending it directly to the Company or through a qualified service provider or custody agent:

In order for this DVB to be considered delivered and consequently counted, the DVB and other necessary documents as mentioned below must be received by the Company up to 7 days before the EGM, that is, until May 15, 2020 (inclusive). Thus, the shareholder who chooses the distance voting must send the DVB and such documents using one of the following alternatives:

1) Submission to the Service Provider: the shareholder must transmit the instruction to complete this DVB to the service provider of the shares issued by the Company (Itaú Corretora de Valores S.A.), if the shares are not deposited in a central depository, pursuant to the established terms and procedures and the documents required by the service provider and in the applicable regulation.

2) Submission to the custody agent: the shareholder must transmit the instruction to complete this DVB to the custody agent of its shares, pursuant to the established terms and procedures and the documents required by the custody agent and in the applicable regulation.

3) Submission directly to the Company: shareholders that opt to exercise their distance voting right directly with the Company must submit the following documents: (i) for individuals: copy of an identity document with photograph, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document; (ii) for legal entities: copy of the articles of association or bylaws, as applicable, the corporate documents attesting to the powers of representation of the shareholder and/or the powers to sign of those signing the DVB, and a copy of an identity document with photograph of such representatives, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document; and (iii) for investment funds: consolidated bylaws, bylaws or articles of association, as applicable, of the administrator or manager, the corporate documents attesting to the powers of representation, and a copy of an identity document with photograph of its representative, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document. The DVB and other documents will only be received until May 15, 2020 (inclusive).

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Postal and e-mail address to send the DVB, if the shareholder chooses to deliver the document directly to the Company:

Shareholders may submit digital copies of the DVB and necessary documents via e-mail to walnerj@suzano.com.br, cesteves@suzano.com.br and ivabueno@suzano.com.br. DVBs will be received until May 15, 2020 (inclusive).

Indication of the institution hired by the Company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number:

ITAÚ CORRETORA DE VALORES S.A. Av. Brigadeiro Faria Lima, 3.500, 3rd floor, Itaim Bibi, São Paulo, SP ZIP Code 04538-132 Phone: +55 11 3003-9285 (capital and metropolitan regions) Phone: 0800 7209285 (other locations) E-mail: atendimentoescrituracao@itau-unibanco.com.br.

The data above were inserted only so that the shareholder has a channel to clarify any doubts regarding the submission of the DVB to the service provider, and only the DVBs presented to the service provider within the terms and pursuant to the established procedures, as well as the documents required by the service provider and in accordance with applicable regulations will be considered valid.

Resolutions / Issues concerning the EGM:

Simple Resolution

1. To approve the Protocol and Justification executed on April 20, 2020, by the management of the Company and Suzano Participações do Brasil Ltda., enrolled with CNPJ/ME under No. 23.601.424/0001-07, which sets forth the terms and conditions of the merger of Suzano Participações do Brasil Ltda. into the Company (“Merger”):

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. To approve the ratification of the appointment and hiring of the specialized company PricewaterhouseCoopers Auditores Independentes (“PwC”), hired to determine the net worth of Suzano Participações do Brasil Ltda., under the terms of the Law:

[ ] Approve [ ] Reject [ ] Abstain

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Simple Resolution

3. To approve the net worth appraisal report of Suzano Participações do Brasil Ltda., at book value, prepared by PwC in compliance with the accounting and legal standards, criteria and requirements.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

4. To approve the merger of Suzano Participações do Brasil Ltda. into the Company, under the terms and conditions of the Merger and the consequent dissolution of Suzano Participações do Brasil Ltda.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

5. To approve the authorization to the Company's management to take all measures necessary to carry out the merger, pursuant to current legislation.

[ ] Approve [ ] Reject [ ] Abstain

Simple Question

6. In the event of a second call for this Extraordinary General Meeting, may the voting instructions in this DVB also be considered for the holding on second call of the Extraordinary General Meeting?

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT

EGM HELD ON MAY 22, 2020

SUZANO S.A.

City: _________________________________________________________________

Date: ________________________________________________________________

Signature: _____________________________________________________________

Shareholder’s Name: _____________________________________________________

Telephone: ____________________________________________________________

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